Michael R. McAlevey
Vice President
Chief Corporate, Securities and Finance Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828
USA
T 203 373 2967
F 203 373 3079
michael.mcalevey@ge.com

Confidential Treatment Requested by General Electric Company

January 8, 2008

Ms. Hanna T. Teshome
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	General Electric Company Definitive 14A Filed February 27, 2007 File No. 001-00035

Dear Ms. Teshome:

This letter responds to your letter, dated December 17, 2007, relating to the above document.

Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for the text below under the heading “Response”.  The Company requests that this portion, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information, disclosure of which would cause the Company competitive harm.  In the event that the Staff receives a request for access to the confidential portion herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment.  Please address any notification of a request for access to such documents to the undersigned.

For ease of reference, we have repeated the Staff’s comment in bold text preceding our response.

Confidential Treatment Requested by General Electric Company

1.
Please refer to comment 5 of our letter dated August 21, 2007.  Please provide a more detailed analysis justifying the omission of disclosure relating to the company’s performance goals under the LPTA.  The criterion for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm.  Such a showing is not satisfied by general statements that some harm will occur, such as those made at the bottom of Page 4 of your response submitted under Rule 83.  Please provide a more detailed analysis that specifically sets forth the manner in which competitors could use the information to obtain the competitive advantage cited in your response.

Response

[***]

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Confidential Treatment Requested by General Electric Company

Should you have questions regarding any of the items addressed in this letter, please contact me at (203) 373-2967 or my colleague Chris Pereira at (203) 373-2663.

GENERAL ELECTRIC COMPANY
/s/Michael R. McAlevey
Michael R. McAlevey
Vice President Chief Corporate, Securities and Finance Counsel